SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date earliest event reported):  July 18, 2014

MTR GAMING GROUP, INC.

(exact name of registrant as specified in its charter)

DELAWARE

(State or other jurisdiction of incorporation)

000-20508	84-1103135
(Commission File Number)	(IRS Employer Identification Number)

STATE ROUTE 2 SOUTH, P.O. BOX 356, CHESTER, WEST VIRGINIA

(Address of principal executive offices)

26034

(Zip Code)

Registrant’s Telephone Number, Including Area Code:  (304) 387-8000

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒                                  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                                    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                                    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                                    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07.                                        Submission of Matters to a Vote of Security Holders.

MTR Gaming Group, Inc. (the “Company”) held a Special Meeting of Stockholders (the “Special Meeting”) on July 18, 2014. The following is a summary of the matters voted upon at the Special Meeting and the votes cast on each matter.

Proposal 1:                               To approve and adopt the Agreement and Plan of Merger, dated as of September 9, 2013, as amended November 18, 2013, February 13, 2014 and May 13, 2014, by and among MTR Gaming Group, Inc., Eclair Holdings Company, Ridgeline Acquisition Corp., Eclair Acquisition Company, LLC, Eldorado HoldCo LLC (“Eldorado”) and certain other parties thereto.

The stockholders approved and adopted the Agreement and Plan of Merger.  The number and type of votes cast with respect to the proposal were as follows:

For	Against	Abstain
23,131,295	52,815	373,644

Proposal 2:                               To approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to MTR’s named executive officers in connection with the mergers.

The stockholders approved on an advisory, non-binding basis the compensation paid to our named executive officers that may be paid or become payable to MTR’s named executive officers in connection with the mergers as disclosed in the Company’s proxy statement/prospectus, included with the Company’s Registration Statement on Form S-4 (File No. 333-192086), filed on June 16, 2014. The number and type of votes cast with respect to this proposal, as well as the number of broker non-votes with respect to such proposal, were as follows:

For	Against	Abstain
21,814,259	965,172	778,323

Item 8.01.                                        Other Events.

On July 18, 2014, the Company and Eldorado issued a joint press release.  The press release, attached hereto as Exhibit 99.1, is incorporated herein by reference.

Item 9.01.                            Financial Statements and Exhibits.

(d)                     Exhibits:

Exhibit No.	Description

99.1	Press Release dated July 18, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MTR GAMING GROUP, INC.

	By:	/S/ JOHN W. BITTNER, JR.
John W. Bittner, Jr.
Executive Vice President and Chief Financial Officer
Date: July 18, 2014

Exhibit Index

Exhibit Number	Description

99.1	Press Release dated July 18, 2014